Exhibit 99.5

CONSENT OF MICHAEL CASHEL

As required by Rule 438 under the Securities Act of 1933, as amended, the undersigned hereby consents to being named as a Director Nominee in the Registration Statement on Form S-1 of East Stone Acquisition Corporation (the “Company”) and any and all amendments thereto, registering securities for issuance in the Company’s initial public offering.

Dated: January 14, 2020

/s/ Michael Cashel
Michael Cashel